

July 21, 2020

Ernst Teunissen
Chief Financial Officer
TripAdvisor, Inc.
400 1st Avenue
Needham, MA 02494

>   **Re: TripAdvisor, Inc.**
>   **Form 10-K for the Year Ended December 31, 2019**
>   **Filed February 19, 2020**
>   **File No. 001-35362**

Dear Mr. Teunissen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology